UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

03043083

December 16, 2003

Act	Securities Exchange Act of 1934
Section	240.15c3-3
Rule	15c3-3
Public Availability	Dec. 23, 2003

Mr. Domenic Maturo
Vice President, International Operations
Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

Re: Applications for Control Location for Foreign Securities

Dear Mr. Maturo:

We have received your letters listed below, in which you request on behalf of Pershing LLC ("Applicant") approval of the following entities (each with their respective regulatory authority listed therewith) as foreign control locations for the foreign securities of the Applicant's customers pursuant to paragraphs (c)(4) and (c)(7) of Rule 15c3-3 (17 CFR 240.15c3-3) under the Securities Exchange Act of 1934:

Date of Letter	**Name and Address of the Control Location**	**Name and Address of the Control Location's Regulatory Authority**	**Date the Letter was Received by the Securities & Exchange Commission**
Sep. 26, 2003	Bank Austria Creditanstalt AG Julius Tandler-Platz 3 A-1090 Vienna, Austria	Financial Market Authority Praterstrasse 23 1020 Vienna Austria	Oct. 6, 2003
Oct. 8, 2003	Bank BPH PBK Bank Przemyslowo-Handlowy PBK SA Custody Department	Polish Securities and Exchange Commission (Komisja Papierow Wartosciowych I Gield)	Oct. 14, 2003

	25A Towarowa Street 00-958 Warsaw Poland	Pl. Powstancow Warszawy 1 00-950 Warsaw Poland	
Oct. 23, 2003	DBS Bank Ltd. 6 Shenton Way # 36-02 DBS Building Tower One Singapore 068809	The Monetary Authority of Singapore 10 Shenton Way MAS Building Singapore 079117	Oct. 30, 2003
Sep. 5, 2003	Den Danske Bank Sales & Client Relations 2-12 Holmens Kanal DK-1092 Copenhagen K	The Danish Financial Supervisory Authority G1. Kongevej 74A DK 1850 Fredericksberg C Denmark	Sep. 9, 2003
Sep. 29, 2003	Den norske Bank ASA Stranden 21 Oslo, Norway	Kredittilsynet (The Banking, Insurance and Securities Commission of Norway) Ostensjoveien 43 Postboks 100 Bryn N-0611 Oslo Norway	Oct. 6, 2003
Oct. 7, 2003	Euroclear Bank S.A./N.V. 1 Boulevard Du Roi Albert II B-1210 Brussels – Belgium	Belgian Banking and Finance Commission (Commission Bancaire et Financière) Avenue Louise 99 1050 Brussels	Oct. 30, 2003
Sep. 26, 2003	HVB Bank Czech Republic a.s. International Markets Revolucuni 7, 110 05 Praha 1	Komise pro cenne papiry Washingtonova 7 111 21 Praha 1 Czech Republic	Oct. 6, 2003
Oct. 1, 2003	Nordea Bank Aleksanterinkatu 36 FIN-00020 HELSINKI	The Financial Supervision Authority (FSA) Snellmaninkatu 6, P.O. Box	Oct. 6, 2003

		159 FIN-00101 HELSINKI	
Sep. 23, 2003	Royal Bank of Canada Institutional & Investor Services Clearance & Subcustody 12th Floor, RT Tower 77 King Street West Toronto, Ontario M5W 1P9	Office of the Superintendent of Financial Institutions 255 Albert Street Ottawa, Ontario K1A 0H2	Sep. 29, 2003
Sep. 5, 2003	Skandinaviska Enskilda Banken Sergels Torg 2/ST M6 S-106 40 Stockholm Sweden	The Financial Supervisory Authority Finansinspektionen PO Box 7831 S-103 98 Stockholm	Sep. 9, 2003
Oct. 8, 2003	Standard Bank of South Africa 5 Simmonds Street Johannesburg 2001 South Africa	The Financial Services Board 446 Rigel Avenue South Erasmusrand Pretoria South Africa	Oct. 14, 2003
Oct. 10, 2003	Sumitomo Mitsui Banking Corp. 3-2, Marunouchi 1-chome Chiyoda-ku, Tokyo 100-0005 Japan	The Bank of Japan Financial Services Agency 3-1-1, Kasumigaseki Chiyoda-Ku, Tokyo 100-8967 Japan	Oct. 20, 2003
Sep. 5, 2003	Westpac Level 12, Westpac Trust Investment House Cnr Willis & Manners Streets PO Box 27-031 Wellington New Zealand	Reserve Bank of New Zealand Number 2 The Terrace Wellington New Zealand	Sep. 9, 2003

Please be advised that, pursuant to Securities Exchange Act Release No. 10429, dated October 12, 1973, each application of the Applicant is complete and accepted unless you are notified of its rejection within ninety days of the date of its receipt by the Securities and Exchange Commission in completed form.

Sincerely,

Mark M. Attar
Special Counsel

MMA/rg

Pershing LLC
One Pershing Plaza, Jersey City, New Jersey 07399

September 26, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

SECURI...
OCT 06 2003
DIVISION OF MARKET REGULATION

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Bank Austria Creditanstalt as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Bank Austria Creditanstalt is:

Bank Austria Creditanstalt AG
Julius Tandler-Platz 3
A-1090 Vienna, AUSTRIA

The name and address of the governmental agency or other regulatory authority which supervises or regulates Bank Austria Creditanstalt is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Bank Austria Creditanstalt, and
(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo

Domenic Maturo, Vice President
International Operations

Bank Austria
Creditanstalt

Mitglied der HVB Group

OCT 06 2003

September 24, 2003

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 201 (Austria – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 203 (Bulgaria – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 205 (Croatia – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account. We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Matùro
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 207 (Estonia – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 209 (Kazakstan – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 212 (Latvia – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 214 (Lithuania – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

1700200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 216 (Romania – clearance account).** In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

BankAustria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 218 (Russia – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02 02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 221 (Slovakia – clearance account)**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Bank Austria Creditanstalt

Mitglied der HVB Group

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

September 24, 2003

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts **51010 193 223 (Slovenia – clearance account).** In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Austria is:

Financial Market Authority
Praterstrasse 23
1020 Vienna
Austria

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

JUERGEN SATTLER
MANAGER

17000200 - 02.02

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

October 8, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Bank BPH PBK as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Bank BPH PBK is:

Bank Przemyslowo Handlowy PBK SA
Custody Department
25A Towarowa Street
00-958 Warsaw
Poland

The name and address of the governmental agency or other regulatory authority which supervises or regulates Bank BPH PBK is:

Polish Securities and Exchanges Commission
(Komisja Papierow Wartosciowych I Gield)
Pl. Powstancow Warszawy 1
00-950 Warsaw, Poland

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Bank BPH PBK, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

BANK BPH BANK PBK

October 6, 2003

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" ***(Account Number 008900000)***. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Poland is:

Polish Securities and Exchanges Commission
(Komisja Papierów Wartościowych i Giełd)
Pl. Powstańców Warszawy 1
00-950 Warsaw, POLAND

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

Dyrektor
Departamentu Powierniczego
Radosław Ignatowicz

Dyrektor
Departamentu Instytucji Finansowych
i Sektora Publicznego
Dariusz Kacprzyk

Authorized Signers on Behalf of Bank Przemysłowo-Handlowy PBK S.A.

BANK BPH BANK PBK

October 6, 2003

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" ***(Account Number 008900200)***. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in Poland is:

Polish Securities and Exchanges Commission
(Komisja Papierów Wartościowych i Giełd)
Pl. Powstańców Warszawy 1
00-950 Warsaw, POLAND

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

Dyrektor
Departamentu Powierniczego
Radosław Landowicz

Dyrektor
Departamentu Instytucji Finansowych
Sektora Publicznego
Dariusz Kacprzyk

Authorized Signers on Behalf of Bank Przemysłowo-Handlowy PBK S.A.

Raelhail

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

October 23, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2003
DIVISION OF MARKET REGULATION

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve DBS Bank Ltd. as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of DBS Bank Ltd. is:

6 Shenton Way # 36-02
DBS Building Tower One
Singapore 068809

The name and address of the governmental agency or other regulatory authority which supervises or regulates DBS Bank Ltd. is:

The Monetary Authority of Singapore
10 Shenton Way
MAS Building
Singapore 079117

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of DBS Bank, Ltd., and
(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo

Domenic Maturo, Vice President
International Operations

September 26, 2003

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399
United States of America

Dear Mr. Maturo :

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" as follows :

Pershing LLC main Clearance A/C 307808-6-001
Pershing LLC main Custody A/C 307809-4-001

Pershing LLC Clearance A/C FBO **E Trade** 307808-6-051
Pershing LLC Custody A/C FBO **E Trade** 307809-4-051

Pershing LLC Clearance A/C FBO **State Street Bank** 307808-6-052
Pershing LLC Custody A/C FBO **State Street Bank** 307809-4-052

Pershing LLC Clearance A/C FBO **BNYCS Phillip Securities** 307808-6-053
Pershing LLC Custody A/C FBO **BNYCS Phillip Securities** 307809-4-053

In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that :

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration or for cash or funds advanced and;
2. Beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration or for cash or funds advanced.

The name and address of the Regulating Authority in Singapore is :

The Monetary Authority of Singapore
10 Shenton Way
MAS Building
Singapore 079117

DBS Bank Ltd
Investment Banking Group-Investor & Trusts Services
6 Shenton Way #36-02
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Fax: 65.6878 4166
Telex: RS 24455 DBSCFS
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature below.

Sincerely,

MNJ Vilcassim
Managing Director
Investor & Trusts Services
Investment Banking Group

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

September 5, 2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 09 2003
DIVISION OF MARKET REGULATION

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Den Danske Bank as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Den Danske Bank is:

Sales & Client Relations
2-12 Holmens Kanal
DK-1092 Copenhagen K

The name and address of the governmental agency or other regulatory authority which supervises or regulates Den Danske is:

The Danish Financial Supervisory Authority
G1. Kongevej 74A
DK 1850 Fredericksberg C
Denmark

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Den Danske, and
(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

Danske Bank

Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399
Attention: Mr. Domenic Maturo

Danske Bank
Sales & Client Relations
2-12 Holmens Kanal
DK-1092 Copenhagen K
client.relations
@danskebank.dk
Telephone +45 43 39 18 77
Telefax +45 43 39 49 52
S.W.I.F.T DABADKKK
Ref. Jørgen Gier Pedersen
jrped@danskebank.dk
Direct line +45 43 39 48 13
www.danskebank.com

19 August 2003

Dear Sirs,

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" 3008032025, 3008032033, 3008032041, 3008032068, 3008032076 and 3008032084. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

The name and address of the Regulating Authority in Denmark is:

The Danish Financial Supervisory Authority
Gl. Kongevej 74A
DK 1850 Frederiksberg C
Denmark

12055 2001.12

Danske Bank

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Yours faithfully,
Danske Bank

Jan Peter Johansen

Allan Nedergaard

12055 2001.12

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

September 29, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

OCT 06 2003

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Den norske Bank as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Den norske Bank is:

Den norske Bank ASA
Stranden 21
Oslo, Norway

The name and address of the governmental agency or other regulatory authority which supervises or regulates Den norske Bank ASA is:

Kredittilsynet (The Banking, Insurance and Securities Commission of Norway)
Ostensjoveien 43
Postboks 100 Bryn
N-0611 OSLO
Norway

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Den norske Bank, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

Den norske Bank

Pershing LLC
Att: Domenic Maturo, VP
One Pershing Plaza, 9th floor
Jersey City, New Jersey 07399
USA

OCT 0 6 2003

Our ref. Custody and Investor Services/UN

Your ref.

Date OSLO, 17. September 2003

No Lien Letter

Dear Mr.Maturo,

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts":

050050090427 Pershing LLC Main Custody Account
050050090435 Pershing Main Clearance Account
050050090443 Pershing LLC Clearance FBO E-Trade
050050090450 Pershing LLC Custody FBO E-Trade
050050090468 Pershing LLC Clearance FBO ING
050050090476 Pershing LLC Custody FBO ING
050050090484 Pershing LLC Clearance FBO UBS
050050090492 Pershing LLC Custody FBO UBS

In order for the pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;
2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

Bl. nr. 100533 - DnB Grafisk 10/00

The name and address of the Regulating Authority in Norway is:

Kredittilsynet (The Banking, Insurance and Securities Commission of Norway)
Østensjøveien 43
Postboks 100 Bryn
N-0611 OSLO
Norway

Please note that all fees, charges and other out of pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

on behalf of Den norske Bank ASA

Jørgen Krager
Senior Vice President
Head of Securities Services

Den norske Bank AS
Custody and Investor Services

Ulf Noren
First Vice President,
Head of Client Relations

Den norske Bank AS
Custody and Investor Services

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

October 7, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Euroclear Bank S.A/N.V. as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Euroclear Bank S.A/N.V. is:

1 Boulevard Du Roi Albert II
B-1210 Brussels - Belgium

The name and address of the governmental agency or other regulatory authority which supervises or regulates Euroclear Bank S.A/N.V. is:

Belgian Banking and Finance Commission (Commission Bancaire et Financiere)
Avenue Luoise 99
1050 Brussels

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Euroclear Bank S.A/N.V., and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

euroclear

EUROCLEAR BANK S.A./N.V.
1 BOULEVARD DU ROI ALBERT II
B-1210 BRUSSELS - BELGIUM
TEL. +32 (0)2 224 12 11
www.euroclear.com
SWIFT BIC: MGTC BE BE
RCB-HRB 486.370

PERSHING LLC
Attn.: Mr. Jules Zaphire
One Pershing Plaza
07399 JERSEY CITY
USA

Brussels, 2 October 2003

Subject: Securities Clearance Accounts No.s
27791 PERSHING/CUST NEW ISSUE,NY
27793 PERSHING/CUST FBO BARC INV,NY
27797 PERSHING/CUST FBO ING,NY
27799 PERSHING/CUST FBO NAB,NY
27801 PERSHING/CUST FBO BNY CLEA,NY
27803 PERSHING/CUST FBO LIRA TAX,NY
27805 PERSHING/CUST FBO SSB,NY
27807 PERSHING/CUST FBO ING FM,NY

Dear Mr. Zaphire:

Pursuant to your request for information relating to your Securities Clearance Account designated as Client Account No.s 27791, 27793, 27797, 27799, 27801, 27803, 27805 and 27807 (the "Client Accounts") for the purpose of your compliance with Rule 15c3-3(c) of the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, we hereby inform you as follows:

1. We confirm that securities credited to the Client Account are not subject to any right, charge, security interest, lien or claim of any kind in favor of Euroclear Bank, except for the safe custody or administration of such securities or Client Account. We also confirm that beneficial ownership of securities credited to the Client Account is freely transferable without the payment of money or value other than for safe custody or administration.

2. Euroclear Bank is supervised and regulated by the Belgian Banking and Finance Commission (*Commission Bancaire et Financière)*.

3. Upon request, Euroclear Bank will deliver to you statements verifying the description and amounts of investments credited to the Client Account by way of our standard Euroclear reports. Our client support group can provide you with full details.

euroclear

EUROCLEAR BANK S.A./N.V.
1 BOULEVARD DU ROI ALBERT II
B-1210 BRUSSELS - BELGIUM
TEL. +32 (0)2 224 12 11
www.euroclear.com
SWIFT BIC: MGTC BE BE
RCB-HRB 486.370

Also, please be advised that the Securities and Exchange Commission has on several occasions in the past granted applications approving the Euroclear System as a "foreign control location" pursuant to Rule 15c3-3(c) (4) and (7) and Securities Exchange Act Release N°34-10429 (Oct. 12, 1973).

Please let us know if you have any additional questions.

Sincerely,

Euroclear Bank

By: Jurgen De Weghe
Manager

Chrisitan Schaef
Director

Ro1 ltr 1

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

October 23, 2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2003
DIVISION OF MARKET REGULATION

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission Euroclear Bank as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Euroclear Bank is:

1 Boulevard Du Roi Albert II
B-1210 Brussels – Belgium

The name and address of the governmental agency or other regulatory authority which supervises or regulates Euroclear Bank is:

Belgian Banking and Finance Commission (Commission Bancaire et Financière)
Avenue Louise 99
1050 BRUSSELS

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Euroclear Bank, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo

Domenic Maturo, Vice President
International Operations

euroclear

EUROCLEAR BANK S.A./N.V.
1 BOULEVARD DU ROI ALBERT II
B-1210 BRUSSELS - BELGIUM
TEL. +32 (0)2 224 12 11
www.euroclear.com
SWIFT BIC: MGTC BE BE
RCB-HRB 486.370

PERSHING LLC
Attn.: Mrs. Domenique Maturo
One Pershing Plaza
07399 JERSEY CITY
USA

Brussels, October 17, 2003

Subject: Securities Clearance Accounts No.s
27833 PERSHING/CUST SAFRA SECS,NY
27794 PERSHING/CUST FBO E-TRADE,NY

Dear Mrs. Maturo:

Pursuant to your request for information relating to your Securities Clearance Account designated as Client Account No.s 27833 and 27794 (the "Client Accounts") for the purpose of your compliance with Rule 15c3-3(c) of the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, we hereby inform you as follows:

1. We confirm that securities credited to the Client Account are not subject to any right, charge, security interest, lien or claim of any kind in favor of Euroclear Bank, except for the safe custody or administration of such securities or Client Account. We also confirm that beneficial ownership of securities credited to the Client Account is freely transferable without the payment of money or value other than for safe custody or administration.

2. Euroclear Bank is supervised and regulated by the Belgian Banking and Finance Commission (*Commission Bancaire et Financière).*

3. Upon request, Euroclear Bank will deliver to you statements verifying the description and amounts of investments credited to the Client Account by way of our standard Euroclear reports. Our client support group can provide you with full details.

Also, please be advised that the Securities and Exchange Commission has on several occasions in the past granted applications approving the Euroclear System as a "foreign control location" pursuant to Rule 15c3-3(c) (4) and (7) and Securities Exchange Act Release N°34-10429 (Oct. 12, 1973).

Please let us know if you have any additional questions.

Sincerely,
Euroclear Bank

By: Jurgen De Weghe
Manager

Christian Schaef
Director

CC: Inge Billiau, Sales and Relationship Manager

Pershing LLC
One Pershing Plaza, Jersey City, New Jersey 07399

September 26, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve HVB Bank as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of HVB Bank is:

Vit Cermak
Sales and Relationship Manager Custody
HVB Bank Czech Republic a.s.
International Markets
Revolucuni 7,
110 05 Praha 1

The name and address of the governmental agency or other regulatory authority which supervises or regulates HVB Bank is:

Komise pro cenne papiry
Washingtonova 7
111 21 Praha 1
Czech Republic

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of HVB Bank, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

HVB Bank

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

25 August 2003

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" **81895000** and **81895002**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis and ;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration and commission fees or in case securities do not yet belong to Pershing LLC as the payment for delivery has not been effected in due time or securities have been purchased on an overdraft basis.

The name and address of the Regulating Authority in the Czech Republic is:

Komise pro cenné papíry
Washingtonova 7
111 21 Praha 1
Czech Republic

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

HVB Bank Czech Republic a.s.
se sídlem v Praze 1
(164) IC: 64 94 82 42
nám. Republiky 3a, č.p. 2090, 110 00 Praha 1, zapsána v obchodním rejstříku vedeném Městským soudem v Praze, v oddíle B, vložce 3608

Igor Zibrik
Custody Director

Michal Stuchlík
Head of Sales&RM

HVB Bank Czech Republic a.s.
Sídlo společnosti/Firmensitz/Registered office: nám. Republiky 3a, č. p. 2090, 110 00 Praha 1
Obchodní rejstřík/Handelsregister/Commercial Register: Městský soud v Praze, oddíl B, vložka 3608/
Stadtgericht in Prag, Abteilung B, Einlageblatt 3608/Municipal Court in Prague, Section B, Folio 3608
IČ/Identifikationsnr./Identification number: 64948242, směrový kód banky/BLZ/Bank code: 2700

Pershing LLC
One Pershing Plaza, Jersey City, New Jersey 07399

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 06 2003
DIVISION OF MARKET REGULATION

October 1, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Nordea Bank as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Nordea Bank is:

Aleksanterinkatu 36
FIN-00020 HELSINKI

The name and address of the governmental agency or other regulatory authority which supervises or regulates Nordea Bank is:

The Financial Supervision Authority (FSA)
Snellmaninkatu 6, P.O. Box 159
FIN-00101 HELSINKI

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Nordea Bank, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

Nordea

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

17 September 2003

SECURITIES AND EXCHANGE COMMISSION
OCT 06 2003
DIVISION OF MARKET REGULATION

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" **02 2000 4812905 4** (CLEARANCE ACC.) and **02 2000 4812897 3** (CUSTODY ACC.). In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. The Bank shall have no right of lien, retention or sale regarding the securities in safe custody other than as collateral for expenses and fees related to the securities account. The Bank shall be entitled, however, to retain the securities, which it has accepted for safe custody on behalf of the Client against payment, but for which no payment has been received by the Bank. Unless the Client pays the purchase price within five banking days of a written notice sent by the Bank or unless the applicable law permits a shorter period of time, the Bank shall be entitled to sell these securities to cover its claims,

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration, plus any transfer tax if applicable.

The name and address of the Regulating Authority in Finland is:

The Financial Supervision Authority (FSA)
Snellmaninkatu 6, P.O. Box 159
FIN-00101 HELSINKI

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Yours Sincerely,
Nordea Bank Finland Plc
Custody Services

Päivi Salonen
Head of Client Relations Finland

Jyrki Hamari
Legal Counsel

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

September 23, 2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 29 2003
DIVISION OF MARKET REGULATION

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Royal Bank of Canada as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Royal Bank of Canada is:

Royal Bank of Canada
Institutional & Investor Services
Clearance & Subcustody
12th Floor, RT Tower
77 King Street West
Toronto, Ontario M5W 1P9

The name and address of the governmental agency or other regulatory authority which supervises or regulates Royal Bank of Canada is:

Office of the Superintendent of Financial Institutions
255 Albert Street
Ottawa, Ontario K1A 0H2

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Royal Bank of Canada, and
(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

RBC Global Services

Royal Bank of Canada
Institutional & Investor Services
Clearance & Subcustody
12th Floor, RT Tower
77 King Street West
Toronto, Ontario M5W 1P9

Fax: (416) 974-0073
Swift: ROYCCAT2

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 29 2003
DIVISION OF MARKET REGULATION

September 18, 2003

Mr. Domenic Maturo
Vice President
Pershing Division LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399
USA

Dear Mr. Maturo,

Reference is hereby made to the subject customer segregated account to be maintained by ourselves for Pershing LLC "customer segregated account" T12973861, T12973881 & T12973901 "custody". In order of Pershing LLC Safe Custody customer segregated account to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said account, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. Beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration except for the payment of our fees.

The name and address of the Regulating authority in Canada is:

Office of the Superintendent of Financial Institutions (OSFI)

Please note that all fees, charges and other out-of-pocket expenses which are incurred against this account are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely

Dorothy Radulescu
Director, Clearance & Sub Custody

Janice Koshida
Client Service Manager, Clearance & Sub Custody

Pershing LLC
One Pershing Plaza, Jersey City, New Jersey 07399

September 5, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 09 2003
DIVISION OF MARKET REGULATION

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Skandinaviska Enskilda Banken as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Skandinaviska Enskilda Banken is:

Skandinaviska Enskilda Banken
Sergels Torg 2/ST M6
S-106 40 Stockholm Sweden

The name and address of the governmental agency or other regulatory authority which supervises or regulates Skandinaviska Enskilda Banken is:

The Financial Supervisory Authority
Finansinspektionen
PO Box 7831
S-103 98 Stockholm

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Skandinaviska Enskilda Banken, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

SEB

Pershing LLC
Mr. Marc F. Becker
Assistant Vice President
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399
USA

Reference
Yvonne Siljelöf
+46 8 763 5477

Date
2003-08-21

Dear Mr. Becker:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts"

PERSHING LLC CLEARANCE FBO ING (U.S. TAX RATE) -	01-100 085 386
PERSHING LLC CUSTODY FBO ING	01-100 085 394
PERSHING LLC CLEARANCE FBO E-TRADE (U.K. TAX RATE)	01-100 085 408
PERSHING LLC CUSTODY FBO E-TRADE	01-100 085 416
PERSHING LLC CLEARANCE FBO UBS ETF (U.S. TAX RATE)	01-100 085 424
PERSHING LLC CUSTODY FBO UBS ETF	01-100 085 432

In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration or for funds advanced on behalf of Pershing LLC by SEB and;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

Securities Services

Mailing Address	*Telephone*	*Fax*	*Internet*
Swe-106 40 STOCKHOLM			
Office Address			
Sergels Torg 2	+46 8 763 50 00	+46 8 763 69 30	www.seb.se

A unit within Skandinaviska Enskilda Banken AB (publ). Corporate Identity Number: 502032-9081. Registered Office: Stockholm.

SEB

The name and address of the Regulating Authority in Sweden is:

Finansinspektionen
Norrtullpalatset,
Sveavägen 167, 7 tr
Box 6750
113 85 STOCKHOLM,

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature below.

Sincerely,

SEB Merchant Banking
Securities Services

Göran Fors
Head of Investor Services
Global Clients

Yvonne Siljelöf
Client Relations Manager

Pershing® LLC

One Pershing Plaza, Jersey City, New Jersey 07399

October 8, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Standard Bank of South Africa as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of approve Standard Bank of South Africa is:

Standard Bank of South Africa
5 Simmonds Street
Johannesburg 2001
South Africa

The name and address of the governmental agency or other regulatory authority which supervises or regulates Standard Bank of South Africa is:

The Financial Services Board
446 Rigel Avenue South
Erasmusrand
Pretoria
South Africa

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Standard Bank of South Africa, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

Standard Bank

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

25 September 2003

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" (Clearance FBO Barnard Jacobs Mellet) **400646099**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

The name and address of the Regulating Authority in South Africa is:

The Financial Services Board
446 Rigel Avenue South
Erasmusrand
Pretoria
South Africa

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

Authorized Signer on Behalf of South Bank Of South Africa (FAS)
DAVID PRICE

The Standard Bank of South Africa Limited/Die Standard Bank van Suid-Afrika Beperk Reg. No./Reg.-no. 1962/000738/06 Registered Bank/Geregistreerde bank
Incorporated in the Republic of South Africa/Geïnkorporeer in die Republiek van Suid-Afrika

Directors/Direkteure: D E Cooper (Chairman/Voorsitter), E A G Mackay (Joint Deputy Chairman/Mede-ondervoorsitter), S J Macozoma (Joint Deputy Chairman/Mede-ondervoorsitter).

Standard Bank

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

25 September 2003

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" (Custody FBO Barnard Jacobs Mellet) **400646102**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

The name and address of the Regulating Authority in South Africa is:

The Financial Services Board
446 Rigel Avenue South
Erasmusrand
Pretoria
South Africa

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

Authorized Signer on Behalf of South Bank Of South Africa (FAS)
DAVID PRICE

Standard Bank

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

25 September 2003

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" (Custody E-Trade) **400646080**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

The name and address of the Regulating Authority in South Africa is:

The Financial Services Board
446 Rigel Avenue South
Erasmusrand
Pretoria
South Africa

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

[signature]

Authorized Signer on Behalf of South Bank Of South Africa (FAS)
DAVID PRICE

The Standard Bank of South Africa Limited/Die Standard Bank van Suid-Afrika Beperk Reg. No./Reg.-no. 1962/000738/06 Registered Bank/Geregistreerde bank
Incorporated in the Republic of South Africa/Geinkorporeer in die Republiek van Suid-Afrika

Directors/Direkteure: D E Cooper (Chairman/Voorsitter), E A G Mackay (Joint Deputy Chairman/Mede-ondervoorsitter), S J Macozoma (Joint Deputy Chairman/Mede-ondervoorsitter), J H Maree *(Chief Executive/Uitvoerende Hoof), R C Andersen*, M J D Ruck*, D D B Band, E Bradley, D A Hawton, R P Menell, R A Plumbridge, C L Stals, C B Strauss

Standard Bank

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

25 September 2003

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" (Clearance FBO E-Trade) **400646072**. In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

The name and address of the Regulating Authority in South Africa is:

The Financial Services Board
446 Rigel Avenue South
Erasmusrand
Pretoria
South Africa

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

[signature]

Authorized Signer on Behalf of South Bank Of South Africa (FAS)

DAVID PRICE

The Standard Bank of South Africa Limited/Die Standard Bank van Suid-Afrika Beperk Reg. No./Reg.-nr. 1962 000738 06 Registered Bank/Geregistreerde bank
Incorporated in the Republic of South Africa/Geïnkorporeer in die Republiek van Suid-Afrika

Directors/Direkteure: D E Cooper (Chairman/Voorsitter), E A G Mackay (Joint Deputy Chairman/Mede-ondervoorsitter), S J Macozoma (Joint Deputy Chairman/Mede-ondervoorsitter), ... P C Anderson, ... D D B Band, E Bradley, D A Hawton, R P Menell, R A Plumbridge, C L Stals, C B Strauss

Pershing LLC

One Pershing Plaza, Jersey City, New Jersey 07399

October 10, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Sumitomo Mitsui Banking Corp. as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Sumitomo Mitsui Banking Corp. is:

Sumitomo Mitsui Banking Corp.
3-2, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

The name and address of the governmental agency or other regulatory authority which supervises or regulates Sumitomo Mitsui Banking Corp. is:

The Bank of Japan
Financial Services Agency

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Sumitomo Mitsui Banking Corp., and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

SUMITOMO MITSUI
BANKING CORPORATION

SMBC

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 078399

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" P-840000 (PERSHING LLC MAIN CLEARANCE A/C) and P-840001(PERSHING LLC MAIN CUSTODY A/C). In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. beneficial ownership of such securities is freely transfereble without the payment of money or value other than for safe custody or administration.

The name and address of the Regulation Authorities in Japan are:

The Bank of Japan
Financial Services Agency

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these acconts are to be charged to Pershing LLC Safe Custody Firm Account subject to the rights retained by us pursuant to clause number 1 above.

SUMITOMO MITSUI
BANKING CORPORATION

SMBC

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature.

Sincerely,

Morikuni Uchigasaki
General Manager
Global Investors Services Dept.
Sumitomo Mitsui Banking Corporation

1-2, Yurakucho 1-Chome, Chiyoda-ku, Tokyo 100-0006

Grad, Rachael

From: dmaturo@pershing.com
Sent: Monday, November 24, 2003 4:33 PM
To: gradr@sec.gov
Subject: Re: no lien letter

Rachael, please find addresses for Japanese Regulatory authorities below...

----- Forwarded by Domenic Maturo/JerseyCity/Pershing on 11/24/2003 04:14 PM -----

Yuba_Junichi@yd.smbc.co.jp
11/20/2003 06:57 AM

To: dmaturo@pershing.com
cc: smaresca@pershing.com, Kariya_Shinichi@dd.smbc.co.jp, Kato_Minoru@dn.smbc.co.jp
Subject: Re: no lien letter

Domenic-san,

Please be informed of addresses of Japanese regulatory authorities as follows;

The Bank of Japan

2-1-1 Nihonbashi-Hongokucho, Chuo-ku Tokyo, 103-8660 Japan

The Financial Service Agency

3-1-1 Kasumigaseki Chiyoda-ku Tokyo, 100-8967 Japan

We hope above mentioned information may help.

Best regards,

Junichi Yuba
Customers Service Group
Global Investors Services Dept.
Sumitomo Mitsui Banking Corporation
E-mail : Yuba_Junichi@yd.smbc.co.jp
URL: http://www.smbc.co.jp/global/custody
TEL: 81-3-3282-8525
Fax: 81-3-3282-5213

送信者:　dmaturo@pershing.com 日付: 2003/11/20 07:48 AM

宛先: Yuba Junichi/SMBC@SMBC, Kariya Shinichi/SMBC@SMBC
cc:
件名: no lien letter

Junichi, I need your help regarding the no lien letter which was prepared and signed by Mr. Morikuni Uchigasaki during late September/early October (letter was not dated). I received a call from the SEC. They cannot process our request simply because we did not provide them with the addresses of your regulating authorities in Japan. The letter from Mr. Uchigasaki noted the regulatory authorities as; The Bank of Japan and the Financial Services Agency. Can you please urgently provide us with the complete mailing addresses for both of these institutions.

Thank you for your prompt attention to this matter.
Domenic
201-413-2349

Pershing LLC
One Pershing Plaza, Jersey City, New Jersey 07399

September 5, 2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 0 9 2003
DIVISION OF MARKET REGULATION

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 10-1
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Application for Control Location for Foreign Securities

Dear Mr. Macchiaroli:

Pershing LLC hereby requests that the Securities and Exchange Commission approve Westpac as a satisfactory control location for the foreign securities of its customers pursuant to subparagraph (c)(4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The address and principal place of business of Westpac is:

Level 12, Westpac Trust Investment House
Cnr Willis & Manners Streets
PO Box 27-031, Wellington, New Zealand

The name and address of the governmental agency or other regulatory authority which supervises or regulates Westpac is:

Reserve Bank of New Zealand
Number 2 The Terrace
Wellington
New Zealand

With respect to this application, Pershing LLC hereby represents that:

(i) securities will be considered under the control of Pershing LLC to the extent that they are free of any charge, lien, or claim of any kind in favor of Westpac, and

(ii) securities will be considered under the control of Pershing LLC to the extent that beneficial ownership of such securities is freely transferable without the payment of money or value other then for safe custody or administration.

Domenic Maturo, Vice President
International Operations

Telephone 0-4-801 1140
Facsimile 0-4-801 1141

Level 12, WestpacTrust Investment House
Cnr Willis & Manners Streets
PO Box 27-031, Wellington, New Zealand

Westpac Nominees

Mr. Domenic Maturo
Vice President
Pershing LLC
One Pershing Plaza, 9th Floor
Jersey City, NJ 07399

18th August 2003

Dear Mr. Maturo:

Reference is hereby made to the subject customer segregated accounts to be maintained by ourselves for Pershing LLC "customer segregated accounts" IS-PER3, IS-PER4, IS-PER5, IS-PER6.
In order for the Pershing LLC Safe Custody customer segregated accounts to be considered acceptable control locations under United States Securities Laws, and with regard to the securities held in said accounts, we acknowledge that:

1. Such securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of ourselves, except for their safe custody or administration and;

2. beneficial ownership of such securities is freely transferable without the payment of money or value other than for safe custody or administration.

The name and address of the Regulating Authority in New Zealand is:

Reserve Bank of New Zealand
Number 2 The Terrace
Wellington
New Zealand

Please note that all fees, charges and other out-of-pocket expenses which are incurred against these accounts are to be charged to Pershing LLC Safe Custody Firm Account.

We hereby acknowledge and agree to the terms of this letter as evidenced by our authorized signature and/or corporate seal/stamp below.

Sincerely,

Chris Campbell
Authorised Signatory